DIGITAL DIRECT IR, INC.

FINANCIAL STATEMENTS

APRIL 30, 2022

DIGITAL DIRECT IR, INC

CONTENTS

JR Financial Services, Inc.

Joseph Rossello, CPA

125 Front Street, Suite 3
Massapequa Park, NY 11762
Phone (516) 470-1545
Fax (516) 470-1547

To The Stockholders
Digital Direct IR, Inc
Carmel, New York

We have reviewed the accompanying balance sheet of Digital Direct, Inc. for the period ended April 30, 2022 and the related statements of Loss and deficit, for the Four months then ended, in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. All information included in these financial statements is the representation of the management of Digital Direct, Inc.

A review consists principally of inquiries of Company personnel and analytical procedures applied to financial data. It is substantially less in scope than an audit in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with generally accepted accounting principles.

JR Financial Services, Inc.

JR FINANCIAL SERVICES, INC.

Massapequa Park, New York
June 8, 2022

BALANCE SHEET

DIGITAL DIRECT IR, INC.
BALANCE SHEET
APRIL 30, 2022

ASSETS

CURRENT ASSETS:

Cash	$	721
Total Current Assets		721

OTHER ASSETS:

Patent Costs		305,843
	$	306,564

DIGITAL DIRECT IR, INC.
BALANCE SHEET
APRIL 30, 2022

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES:

Accrued Taxes	$	325
Accrued expenses and other current liabilities		31,037
		31,362

LONG-TERM LIABILITIES:

Loans payable - Officers	91,912
Convertible warrants	4,944
Loan payable – EIDL	1,000
	97,856

STOCKHOLDER'S EQUITY:

Additional paid in capital	199
Common Stock	778,412
Deficit	(601,265)
Total Stockholder's Equity	177,346
	$ 306,564


DIGITAL DIRECT IR, INC.
STATEMENT OF LOSS AND DEFICIT
FOR THE FOUR MONTHS ENDING APRIL 30, 2022


REVENUES EARNED	**$**	**4,000**
OPERATING EXPENSES		
Bank Charges		72
Insurance		1,708
Office Expense		116
Rent		3,995
Telephone and internet		550
Utilities		381
		6,822
NET LOSS BEFORE PROVISION FOR INCOME TAXES	(	2,822)
PROVISION FOR TAX		-0-
NET LOSS	(	2,822)
DEFICIT, BEGINNING OF PERIOD	(	573,592)
DEFICIT, END OF PERIOD	($	576,414)

DIGITAL DIRECT IR, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE FOUR ENDED APRIL 30, 2022

	Shares	Common Stock	Additional Paid in Capital	Accumulated Deficit	Total Stockholders' Equity
Balance at December 31, 2021	119,483	$ 753,561	$ 199	($ 573,592)	$ 180,168
Issuance of Additional stock	-0-	-0-	-0-	-0-	-0-
Net Loss		-0-	-0-	(2,822)	(2,822)
Balance April 30, 2022	119,483	$ 753,561	$ 199	($ 576,414)	$ 177,346

DIGITAL DIRECT IR, INC.
STATEMENT OF CASH FLOWS
FOR THE FOUR MONTHS ENDING APRIL 30, 2022

CASH FLOWS FROM OPERATING ACTIVITES

Cash received	$ 4,000
Cash Provided By Operating Activities	4,000
Cash Paid for operating activities	(14,695)
Cash Disbursed For Operating Activities	(14,695)
NET CASH USED IN OPERATING ACTIVITES	(10,695)
CASH FLOWS FROM FINANCING ACTIVITES	
Proceeds from issuance of stock warrants	4,944
NET CASH PROVIDED BY FINANCING ACTIVITIES	4,944
NET DECREASE IN CASH	(5,751)
CASH, BEGINNING OF PERIOD	6,472
CASH, END OF PERIOD	$ 721

DIGITAL DIRECT IR, INC.
STATEMENT OF CASH FLOWS
FOR THE FOUR MONTHS ENDING APRIL 30, 2022

RECONCILIATION OF NET LOSS TO NET CASH
USED IN OPERATING ACTIVITES

NET LOSS	**($ 2,822)**

ADUSTMENTS TO RECONCILE NET LOSS TO
NET CASH USED IN OPERATING ACTIVITES

Changes in assets (increase) decrease	
Patent Costs	(247)
Changes in liabilities increase (decrease):	
Accrued expenses	(7,626)
Total Adjustments	(7,873)
NET CASH USED IN OPERATING ACTIVITES	($ 10,695)

Note 1 -   **Summary of Significant Accounting Policies**

Business Activity

Digital Direct IR, Inc. ("The Company") is engaged in the development of infrared thermal imaging cameras for use in the public and private security markets. The Company's facilities are located in Carmel NY and Fresh Meadows NY.

Revenue and Cost Recognition

The Company has not offered its product for sale to the general public since it is still in the research and development stages. The Company has elected to report revenues on the accrual method of accounting. This method requires that revenues and expenses be recorded when earned and when incurred.

Pervasiveness of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and revenues and expenses during the reporting period. In these financial statements, assets, liabilities, and earnings from contracts involve extensive reliance on management's estimates. Actual results could differ from those estimates.

Cash Equivalents

The Company considers securities with maturities of three months or less, when purchased, to be cash equivalents.

Income Taxes

Income taxes are reported utilizing the accrual method for income tax purposes. This method requires that income be taxed when billed and expenses deducted when incurred.

DIGITAL DIRECT IR, INC.
NOTES TO FINANCIAL STATEMENTS
(SEE ACCOUNTANTS' REVIEW REPORT)

Note 1 - **Summary of Significant Accounting Policies Cont'd.**

Absence of Operating History.

The Company is a development stage company, and, therefore, it is subject to the risks inherent in the creation of a new business and the development of new products and services, including the absence of a history of significant operations, and the absence of proven products and services. There is no operating history, which makes the prediction of future results of operations difficult or impossible, and no assurance can be made that the goals of growth and profitability will be achieved. Revenues and results of operations will likely fluctuate significantly in the future. The causes of fluctuation may include the ability to develop, market and produce products and services, demand for these products, the level of competition, changes in operating expenses and general economic factors.

Ability to Obtain and Protect Proprietary Technology and Information.

As the company has already and will obtain patent protection to protect its proprietary rights, there can be no assurance that any of the company's intellectual property rights will not be challenged, invalidated or circumvented, or that the rights granted thereunder will provide any competitive advantage. The company could incur substantial costs in asserting or defending their intellectual property or proprietary rights against others, including any such rights obtained from third parties.

Dependence on key personnel.

The company's success, development, operations and future business will be substantially dependent upon the personal efforts and expertise of the founders and officers of the company. The loss of the services of such persons could have a material adverse effect. The company success will also be dependent upon its ability to hire and retain qualified personnel. There is no assurance that the company will be able to hire or retain such personnel.

The Need for Future Capital.

In order to accomplish the company's business objective, additional financing may be required. There can be no assurance that the necessary financing, should it be needed, will be available at affordable terms. The failure to obtain additional funds, when needed, will have a material adverse effect on the business, financial condition and results of operation.

DIGITAL DIRECT IR, INC.
NOTES TO FINANCIAL STATEMENTS
(SEE ACCOUNTANT'S REVIEW REPORT)

Note 1 -   <u>Summary of Significant Accounting Policies Cont'd.</u>

<u>Absence of Public Market and Limited Transferability of Shares.</u>

There is no public market for the shares or any other security of the company and it is not anticipated that an active public market will develop in the foreseeable future. In addition, the shares have not been registered under the Securities Act or qualified under any state securities laws. Accordingly, the shares cannot be sold or otherwise transferred unless they are subsequently registered under the Act and qualified under any applicable state securities law or an exemption from such registration and /or qualification is available. Based on the foregoing, a purchaser will have to bear the economic risk of his or her investment for an indefinite period of time, therefore, the purchase of the shares is suitable only for those individuals who have no need for liquidity in their investment and who have adequate means of providing for their current financial needs and personal contingencies. The transfer of shares will be subject to certain limitations imposed by the Federal and State Securities laws. It is not anticipated that any public market for the shares will develop at any time within the foreseeable future. Consequently, holders of shares may not be able to liquidate their investment in the event of an emergency or for any other reason, and shares may not be readily accepted as collateral for loans. The purchase of shares should be considered only as a long-term investment.

<u>Uncertainty of Amount of Proceeds from the Sales of Units.</u>

Units of the Company are being offered directly and the sale of the units is on a best-efforts basis. Subscriptions are accepted as received and, accordingly, may be sold all or in part. There is no assurance as to the number of units that will be sold and, therefore, no assurance as to the amount of proceeds the company will receive from the sale of units. The failure to sell all or any of the units may have a material adverse effect on the business, financial condition and results of operations.

<u>Dilution.</u>

Prospective investors who choose to purchase shares will incur immediate and substantial dilution in the tangible book value associated with their investment. Moreover, purchasers of shares may experience further dilution upon the consummation of additional sales of its securities.

DIGITAL DIRECT IR, INC.
NOTES TO FINANCIAL STATEMENTS
(SEE ACCOUNTANTS' REVIEW REPORT)

Note 1 -   **Summary of Significant Accounting Policies Cont'd.**

Assumptions regarding Financial Projections.

The Company's business plan contains projections prepared by the Company. The projections are based on management's assessment of such matters as growth, customer base, market size and general industry conditions and reflect the best estimates of management. No assurance can be given that any of the assumptions on which the projections have been based will prove to be correct or that the projected figures will be attained. Actual results may vary from projections and the variations may be both material and adverse. The projected financial statements have not been examined, reviewed or compiled by independent public accountants.

Note 2 -   **Patent costs.**

Patent costs comprise expenditures incurred toward the procurement of various patents obtained and those which are still in the process of being obtained to the extent which they relate to the research and development of its infrared thermal imaging cameras. These expenditures will be amortized when revenue is generated.

Note 3 -   **Officer Loans.**

The Company has been advanced funds totaling $91,912 from the officers. These funds are non-interest bearing and are not expected to be repaid within the next twelve months.

Note 4 -   **Common Stock**

The Company amended its certificate of incorporation on November 2nd 2015. The Company was given the authority to issue 1,000,000 shares of common stock with a par value of $.001 per share. In addition, the Company approved a 500 to 1 stock split of its issued and outstanding shares. As of April 30, 2022, the Company had 119,483 shares of common stock outstanding.

DIGITAL DIRECT IR, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2021

DIGITAL DIRECT IR, INC.

CONTENTS

JR Financial Services, Inc.

Joseph Rossello, CPA   **125 Front Street, Rm3**
                                                     Massapequa Park, NY 11762
                                                         Phone (516) 470-1545
                                                             Fax (516) 470-1547

To the Stockholders
Digital Direct IR, Inc
Carmel, New York

We have independently reviewed the accompanying balance sheet of Digital Direct IR, Inc. at December 31, 2021 and the related statements of income and stockholders' deficit for the year then ended, in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. All information included in these financial statements is the representation of the management of Digital Direct IR, Inc.

A review consists principally of inquiries of Company personnel and analytical procedures applied to financial data. It is substantially less in scope than an audit in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with generally accepted accounting principles.

JR Financial Services, Inc.

JR FINANCIAL SERVICES, INC.

Massapequa Park, New York
June 2, 2022

BALANCE SHEET

DIGITAL DIRECT IR, INC.
BALANCE SHEET
DECEMBER 31, 2021

ASSETS

CURRENT ASSETS:

Cash	$ 6,472
Total Current Assets	6,472

OTHER ASSETS:

Patent Costs	305,596

	$ 312,068

DIGITAL DIRECT IR, INC.
BALANCE SHEET
DECEMBER 31, 2021

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES:

Accrued taxes	$ 325
Accrued expenses and other current liabilities	38,663
Total Current Liabilities	**38,988**

LONG-TERM LIABILITIES:

Loans payable – Officers	91,912
Loan payable – EIDL	1,000
	92,912

STOCKHOLDER'S EQUITY:

Additional paid in capital	199
Common stock	778,412
Deficit	(598,443)
Total Stockholder's Equity	**180,168**
	$ 312,068


DIGITAL DIRECT IR, INC.
STATEMENT OF INCOME AND DEFICIT
FOR THE YEAR ENDED DECEMBER 31, 2021


REVENUES EARNED	**$ 56,000**
OPERATING EXPENSES	
Bank Charges	371
Insurance	4,958
Interest	47
Legal and Professional	9,398
Office Expense	607
Rent	7,668
Research and development	200
Security and Protection	261
Telephone and internet	1,463
Utilities	1,327
	26,300
Net Income before provision for Tax	29,700
Provision for tax	325
NET INCOME	29,375
DEFICIT, BEGINNING OF YEAR	(627,818)
DEFICIT, END OF YEAR	(**$ 598,443**)

DIGITAL DIRECT IR, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2021

	Shares	Common Stock	Additional Paid in Capital	Accumulated Deficit	Total Stockholders' Equity
Balance at January 1, 2021	119,483	$ 778,412	$ 199	($ 627,818)	$ 150,793
Net Income		-0-	-0-	29,375	29,375
Balance December 31, 2021	119,483	$ 778,412	$ 199	($ 598,443)	$ 180,168

DIGITAL DIRECT IR, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2021

CASH FLOWS FROM OPERATING ACTIVITIES:

Cash received	$ 81,000
Cash Provided By Operating Activities	81,000
Interest	(47)
Cash paid for operating activities	(74,391)
Cash Disbursed For Operating Activities	(74,438)
NET CASH PROVIDED BY OPERATING ACTIVITIES	6,562

CASH FLOWS FROM FINANCING ACTIVITIES:

Officer loan advances	300
Proceeds from notes payable - Bank	(1,000)
NET CASH (USED IN) FINANCING ACTIVITIES	(700)
NET INCREASE IN CASH	5,862
CASH, BEGINNING OF YEAR	610
CASH, END OF YEAR	$ 6,472

DIGITAL DIRECT IR, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2021

RECONCILIATION OF NET INCOME TO NET CASH
 PROVIDED BY OPERATING ACTIVITIES:

NET INCOME	**$ 29,375**

ADJUSTMENTS TO RECONCILE NET INCOME TO
 NET CASH PROVIDED BY OPERATING ACTIVITIES:

Changes in assets (increase) decrease:	
Patent Costs	**(30,864)**
Contracts receivable	**25,000**
Changes in liabilities increase (decrease):	
Accrued taxes	**325**
Accrued expenses	**(17,274)**
Total Adjustments	**(22,813)**
NET CASH PROVIDED BY OPERATING ACTIVITIES	**$ 6,562**

`

DIGITAL DIRECT IR, INC.
NOTES TO FINANCIAL STATEMENTS
(SEE ACCOUNTANT'S REVIEW REPORT)

Note 1 - **Summary of Significant Accounting Policies**

Business Activity

Digital Direct IR, Inc. ("The Company") is engaged in the development of infrared thermal imaging cameras for use in the public and private security markets. The Company's facilities are located in Carmel NY and Fresh Meadows NY.

Revenue and Cost Recognition

The Company has not offered its product for sale to the general public since it is still in the research and development stages. The Company has elected to report revenues on the accrual method of accounting. This method requires that revenues and expenses be recorded when earned and when incurred.

Pervasiveness of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and revenues and expenses during the reporting period. In these financial statements, assets, liabilities, and earnings from contracts involve extensive reliance on management's estimates. Actual results could differ from those estimates.

Cash Equivalents

The Company considers securities with maturities of three months or less, when purchased, to be cash equivalents.

Income Taxes

Income taxes are reported utilizing the accrual method for income tax purposes. This method requires that income be taxed when billed and expenses deducted when incurred.

Note 1 - <u>Summary of Significant Accounting Policies Cont'd.</u>

<u>Absence of Operating History.</u>

The Company is a development stage company, and, therefore, it is subject to the risks inherent in the creation of a new business and the development of new products and services, including the absence of a history of significant operations, and the absence of proven products and services. There is no operating history, which makes the prediction of future results of operations difficult or impossible, and no assurance can be made that the goals of growth and profitability will be achieved. Revenues and results of operations will likely fluctuate significantly in the future. The causes of fluctuation may include the ability to develop, market and produce products and services, demand for these products, the level of competition, changes in operating expenses and general economic factors.

<u>Ability to Obtain and Protect Proprietary Technology and Information.</u>

As the company has already and will obtain patent protection to protect its proprietary rights, there can be no assurance that any of the company's intellectual property rights will not be challenged, invalidated or circumvented, or that the rights granted thereunder will provide any competitive advantage. The company could incur substantial costs in asserting or defending their intellectual property or proprietary rights against others, including any such rights obtained from third parties.

<u>Dependence on key personnel.</u>

The company's success, development, operations and future business will be substantially dependent upon the personal efforts and expertise of the founders and officers of the company. The loss of the services of such persons could have a material adverse effect. The company success will also be dependent upon its ability to hire and retain qualified personnel. There is no assurance that the company will be able to hire or retain such personnel.

<u>The Need for Future Capital.</u>

In order to accomplish the company's business objective, additional financing may be required. There can be no assurance that the necessary financing, should it be needed, will be available at affordable terms. The failure to obtain additional funds, when needed, will have a material adverse effect on the business, financial condition and results of operation.

Note 1 -   Summary of Significant Accounting Policies Cont'd.

Absence of Public Market and Limited Transferability of Shares.

There is no public market for the shares or any other security of the company and it is not anticipated that an active public market will develop in the foreseeable future. In addition, the shares have not been registered under the Securities Act or qualified under any state securities laws. Accordingly, the shares cannot be sold or otherwise transferred unless they are subsequently registered under the Act and qualified under any applicable state securities law or an exemption from such registration and /or qualification is available. Based on the foregoing, a purchaser will have to bear the economic risk of his or her investment for an indefinite period of time, therefore, the purchase of the shares is suitable only for those individuals who have no need for liquidity in their investment and who have adequate means of providing for their current financial needs and personal contingencies. The transfer of shares will be subject to certain limitations imposed by the Federal and State Securities laws. It is not anticipated that any public market for the shares will develop at any time within the foreseeable future. Consequently, holders of shares may not be able to liquidate their investment in the event of an emergency or for any other reason, and shares may not be readily accepted as collateral for loans. The purchase of shares should be considered only as a long-term investment.

Uncertainty of Amount of Proceeds from the Sales of Units.

Units of the Company are being offered directly and the sale of the units is on a best efforts basis. Subscriptions are accepted as received and, accordingly, may be sold all or in part. There is no assurance as to the number of units that will be sold and, therefore, no assurance as to the amount of proceeds the company will receive from the sale of units. The failure to sell all or any of the units may have a material adverse effect on the business, financial condition and results of operations.

Dilution.

Prospective investors who choose to purchase shares will incur immediate and substantial dilution in the tangible book value associated with their investment. Moreover purchasers of shares may experience further dilution upon the consummation of additional sales of its securities.

DIGITAL DIRECT IR, INC.
NOTES TO FINANCIAL STATEMENTS
(SEE ACCOUNTANT'S REVIEW REPORT)

Note 1 -   **Summary of Significant Accounting Policies Cont'd.**

Assumptions regarding Financial Projections.

The Company's business plan contains projections prepared by the Company. The projections are based on management's assessment of such matters as growth, customer base, market size and general industry conditions and reflect the best estimates of management. No assurance can be given that any of the assumptions on which the projections have been based will prove to be correct or that the projected figures will be attained. Actual results may vary from projections and the variations may be both material and adverse. The projected financial statements have not been examined, reviewed or compiled by independent public accountants.

Note 2 -   **Patent costs.**

Patent costs comprise expenditures incurred toward the procurement of various patents obtained and those which are still in the process of being obtained to the extent which they relate to the research and development of its infrared thermal imaging cameras. These expenditures will be amortized when revenue is generated.

Note 3 -   **Officer Loans.**

The Company has been advanced funds totaling $91,612 from the officers. These funds are non-interest bearing and are not expected to be repaid within the next twelve months.

Note 4 -   **Common Stock**

The Company amended its certificate of incorporation on November 2nd 2015. The Company was given the authority to issue 1,000,000 shares of common stock with a par value of $.001 per share. In addition, the Company approved a 500 to 1 stock split of its issued and outstanding shares. As of December 31, 2021, the Company has 119,483 common issued.

DIGITAL DIRECT IR, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2020

DIGITAL DIRECT IR, INC.

CONTENTS

JR Financial Services, Inc.

Joseph Rossello, CPA

125 Front Street, Rm3
Massapequa Park, NY 11762
Phone (516) 470-1545
Fax (516) 470-1547

To the Stockholders
Digital Direct IR, Inc
Carmel, New York

We have independently reviewed the accompanying balance sheet of Digital Direct IR, Inc. at December 31, 2020 and the related statements of income and stockholders' deficit for the year then ended, in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. All information included in these financial statements is the representation of the management of Digital Direct IR, Inc.

A review consists principally of inquiries of Company personnel and analytical procedures applied to financial data. It is substantially less in scope than an audit in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with generally accepted accounting principles.

JR Financial Services, Inc.

JR FINANCIAL SERVICES, INC.

Massapequa Park, New York
March 2, 2021

BALANCE SHEET

DIGITAL DIRECT IR, INC.
BALANCE SHEET
DECEMBER 31, 2020

<u>ASSETS</u>

CURRENT ASSETS:

Cash	$	610
Accounts Receivable		25,000
Total Current Assets		25,610

OTHER ASSETS:

Patent Costs		274,732
	$	300,342


DIGITAL DIRECT IR, INC.
BALANCE SHEET
DECEMBER 31, 2020

LIABILITIES AND STOCKHOLDER'S EQUITY


CURRENT LIABILITIES:

Loan payable bank	$ 1,000
Accrued expenses and other current liabilities	55,937
Total Current Liabilities	**56,937**

LONG-TERM LIABILITIES:

Loans payable – Officers	91,612
Loan payable – EIDL	1,000
	92,612

STOCKHOLDER'S EQUITY:

Additional paid in capital	199
Common stock	753,561
Deficit	(602,967)
Total Stockholder's Equity	**150,793**
	$ 300,342



DIGITAL DIRECT IR, INC.
STATEMENT OF INCOME AND DEFICIT
FOR THE YEAR ENDED DECEMBER 31, 2020

REVENUES EARNED	**$ 45,000**
OPERATING EXPENSES	
Bank Charges	**422**
Insurance	**162**
Interest	**174**
Office Expense	**2,510**
Research and development	**2,041**
Telephone and internet	**1,670**
Utilities	**1,029**
	8,008
Net Income before provision for Tax	**36,992**
Provision for tax	**27**
NET INCOME	**36,965**
DEFICIT, BEGINNING OF YEAR	**(639,932)**
DEFICIT, END OF YEAR	**($ 602,967)**

DIGITAL DIRECT IR, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2020

	Shares	Common Stock	Additional Paid in Capital	Accumulated Deficit	Total Stockholders' Equity
Balance at January 1, 2020	119,483	$ 753,561	$ 199	($ 639,932)	$ 113,828
Net Income	-0-	-0-	-0-	36,965	36,965
Balance December 31, 2020	119,483	$ 753,561	$ 199	($ 602,967)	$ 150,793

DIGITAL DIRECT IR, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2020

CASH FLOWS FROM OPERATING ACTIVITIES:

Cash received	$	45,000
Cash Provided By Operating Activities		45,000
Cash paid for operating activities	(	48,689)
Cash paid for corporate taxes	(	27)
Cash Disbursed For Operating Activities	(	48,716)
NET CASH USED IN OPERATING ACTIVITIES	(	3,716)

CASH FLOWS FROM FINANCING ACTIVITIES:

Proceeds from loans payable officers	2,326
Proceeds from EIDL	1,000
Proceeds from notes payable - Bank	1,000
NET CASH PROVIDED BY FINANCING ACTIVITIES	4,326
NET INCREASE IN CASH	610
CASH, BEGINNING OF YEAR	-0-
CASH, END OF YEAR	$ 610

DIGITAL DIRECT IR, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2020

RECONCILIATION OF NET INCOME TO NET CASH
 USED IN OPERATING ACTIVITIES:

NET INCOME   **$ 36,965**

ADJUSTMENTS TO RECONCILE NET INCOME TO
 NET CASH USED IN OPERATING ACTIVITIES:

INTEREST EXPENSE   174

Changes in assets (increase) decrease:
   Patent Costs   (2,500)

Changes in liabilities increase (decrease):
   Accrued expenses   (38,355)

   Total Adjustments   (40,681)

            NET CASH USED IN OPERATING
            ACTIVITIES   (**$ 3,716**)

`

DIGITAL DIRECT IR, INC.
NOTES TO FINANCIAL STATEMENTS
(SEE ACCOUNTANT'S REVIEW REPORT)

Note 1 -   **Summary of Significant Accounting Policies**

Business Activity

Digital Direct IR, Inc. ("The Company") is engaged in the development of infrared thermal imaging cameras for use in the public and private security markets. The Company's facilities are located in Carmel NY and Fresh Meadows NY.

Revenue and Cost Recognition

The Company has not offered its product for sale to the general public since it is still in the research and development stages. The Company has elected to report revenues on the accrual method of accounting. This method requires that revenues and expenses be recorded when earned and when incurred.

Pervasiveness of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and revenues and expenses during the reporting period. In these financial statements, assets, liabilities, and earnings from contracts involve extensive reliance on management's estimates. Actual results could differ from those estimates.

Cash Equivalents

The Company considers securities with maturities of three months or less, when purchased, to be cash equivalents.

Income Taxes

Income taxes are reported utilizing the accrual method for income tax purposes. This method requires that income be taxed when billed and expenses deducted when incurred.

DIGITAL DIRECT IR, INC.
NOTES TO FINANCIAL STATEMENTS
(SEE ACCOUNTANT'S REVIEW REPORT)

Note 1 -   <u>Summary of Significant Accounting Policies Cont'd.</u>

<u>Absence of Operating History.</u>

The Company is a development stage company, and, therefore, it is subject to the risks inherent in the creation of a new business and the development of new products and services, including the absence of a history of significant operations, and the absence of proven products and services. There is no operating history, which makes the prediction of future results of operations difficult or impossible, and no assurance can be made that the goals of growth and profitability will be achieved. Revenues and results of operations will likely fluctuate significantly in the future. The causes of fluctuation may include the ability to develop, market and produce products and services, demand for these products, the level of competition, changes in operating expenses and general economic factors.

<u>Ability to Obtain and Protect Proprietary Technology and Information.</u>

As the company has already and will obtain patent protection to protect its proprietary rights, there can be no assurance that any of the company's intellectual property rights will not be challenged, invalidated or circumvented, or that the rights granted thereunder will provide any competitive advantage. The company could incur substantial costs in asserting or defending their intellectual property or proprietary rights against others, including any such rights obtained from third parties.

<u>Dependence on key personnel.</u>

The company's success, development, operations and future business will be substantially dependent upon the personal efforts and expertise of the founders and officers of the company. The loss of the services of such persons could have a material adverse effect. The company success will also be dependent upon its ability to hire and retain qualified personnel. There is no assurance that the company will be able to hire or retain such personnel.

<u>The Need for Future Capital.</u>

In order to accomplish the company's business objective, additional financing may be required. There can be no assurance that the necessary financing, should it be needed, will be available at affordable terms. The failure to obtain additional funds, when needed, will have a material adverse effect on the business, financial condition and results of operation.

DIGITAL DIRECT IR, INC.
NOTES TO FINANCIAL STATEMENTS
(SEE ACCOUNTANT'S REVIEW REPORT)

Note 1 -   Summary of Significant Accounting Policies Cont'd.

Absence of Public Market and Limited Transferability of Shares.

There is no public market for the shares or any other security of the company and it is not anticipated that an active public market will develop in the foreseeable future. In addition, the shares have not been registered under the Securities Act or qualified under any state securities laws. Accordingly, the shares cannot be sold or otherwise transferred unless they are subsequently registered under the Act and qualified under any applicable state securities law or an exemption from such registration and /or qualification is available. Based on the foregoing, a purchaser will have to bear the economic risk of his or her investment for an indefinite period of time, therefore, the purchase of the shares is suitable only for those individuals who have no need for liquidity in their investment and who have adequate means of providing for their current financial needs and personal contingencies. The transfer of shares will be subject to certain limitations imposed by the Federal and State Securities laws. It is not anticipated that any public market for the shares will develop at any time within the foreseeable future. Consequently, holders of shares may not be able to liquidate their investment in the event of an emergency or for any other reason, and shares may not be readily accepted as collateral for loans. The purchase of shares should be considered only as a long-term investment.

Uncertainty of Amount of Proceeds from the Sales of Units.

Units of the Company are being offered directly and the sale of the units is on a best-efforts basis. Subscriptions are accepted as received and, accordingly, may be sold all or in part. There is no assurance as to the number of units that will be sold and, therefore, no assurance as to the amount of proceeds the company will receive from the sale of units. The failure to sell all or any of the units may have a material adverse effect on the business, financial condition and results of operations.

Dilution.

Prospective investors who choose to purchase shares will incur immediate and substantial dilution in the tangible book value associated with their investment. Moreover, purchasers of shares may experience further dilution upon the consummation of additional sales of its securities.

Note 1 -   <u>Summary of Significant Accounting Policies Cont'd.</u>

       <u>Assumptions regarding Financial Projections.</u>

       The Company's business plan contains projections prepared by the Company. The projections are based on management's assessment of such matters as growth, customer base, market size and general industry conditions and reflect the best estimates of management. No assurance can be given that any of the assumptions on which the projections have been based will prove to be correct or that the projected figures will be attained. Actual results may vary from projections and the variations may be both material and adverse. The projected financial statements have not been examined, reviewed or compiled by independent public accountants.

Note 2 -   <u>Accounts Receivable</u>

       The Company entered into a Licensing agreement with an initial signing of $25,000.

Note 3 -   <u>Patent costs.</u>

       Patent costs comprise expenditures incurred toward the procurement of various patents obtained and those which are still in the process of being obtained to the extent which they relate to the research and development of its infrared thermal imaging cameras. These expenditures will be amortized when revenue is generated.

Note 4 -   <u>Officer Loans.</u>

       The Company has been advanced funds totaling $91,612 from the officers. These funds are non-interest bearing and are not expected to be repaid within the next twelve months.

Note 5 -   <u>Loans payable – convertible notes.</u>

       The convertible notes mature on December 31, 2020 and are payable including interest accrued at 10% per annum. If qualified financing (Q.F.) occurs before maturity date, all principal and accrued interest shall be converted into Q.F. security at the conversion price equal to the lesser of: (a) the lowest per share purchase price paid by the Q.F. Investor's multiplied by 80% or (b) the price cap divided by the number of fully diluted share prior to the Q.F. (including any equity incentive pool that will exist after the Q.F.).

Note 6 -   **Common Stock**

The Company amended its certificate of incorporation on November 2nd 2015. The Company was given the authority to issue 1,000,000 shares of common stock with a par value of $.001 per share. In addition, the Company approved a 500 to 1 stock split of its issued and outstanding shares. As of December 31, 2020, the Company had 119,483 shares of common stock outstanding.